                                                                     EXHIBIT 2.1


   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of CCIC and the historical financial statements of the entities acquired by CCIC during the periods presented, adjusted to give effect to the following transactions:

  (1) the 1999 debt and equity offerings and the issuance of the convertible preferred stock and warrants in the GE Capital transaction;

  (2) the Bell Atlantic joint venture;

  (3) the BellSouth transaction;

  (4) the Powertel acquisition; and

  (5) the recent borrowings under the term loans.

   The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1999 and the three months ended March 31, 2000 give effect to these transactions as if they had occurred as of January 1, 1999. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the transaction described in clause (5) above as if it had been completed as of March 31, 2000. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

   Included in the notes accompanying the pro forma financial statements are tables summarizing the unaudited pro forma results of operations and balance sheet for CCIC and its subsidiaries that are restricted by covenants in our high yield debt instruments. These subsidiaries exclude our U.K. subsidiaries and the Bell Atlantic joint venture, both of which are designated as unrestricted subsidiaries under our high yield debt instruments.

   The pro forma financial statements do not purport to represent what CCIC's results of operations or financial condition would actually have been had these transactions in fact occurred on such dates or to project CCIC's results of operations or financial condition for any future date or period. The pro forma financial statements should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in CCIC's most recent annual report on Form 10-K and quarterly report on Form 10-Q.

   The Bell Atlantic joint venture and the Powertel acquisition are accounted for under the purchase method of accounting. The total purchase price for the Bell Atlantic joint venture and the Powertel acquisition has been allocated to the identifiable tangible and intangible assets and liabilities of the applicable acquired business based upon CCIC's estimate of their fair values with the remainder allocated to goodwill and other intangible assets.

   In April 2000, CCIC (1) paid $538.8 million in cash (of which $395.9 million resulted from borrowings under the term loans) in connection with closings for the GTE Wireless, Optus, BellSouth and BellSouth DCS transactions and (2) used $50.0 million in funds from an escrow account in connection with a closing for the GTE Wireless transaction. The effect of these payments has not been reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999
                (Dollars in thousands, except per share amounts)

                                                                      Adjustments                    Pro Forma
                                                                        for 1999                      for 1999
                                      Adjustments                     Acquisitions   Adjustments    Transactions
                          Historical   for 1999      Historical 1999 and Bell South   for 2000        and 2000
                             CCIC      Offerings     Acquisitions(c)  Transaction    Term Loans      Term Loans
                          ----------  -----------    --------------- --------------  -----------    ------------
Net revenues:
  Site rental and
   broadcast
   transmission.........  $ 267,894    $     --          $ 5,569        $ 35,671 (d)  $     --       $ 309,134
  Network services and
   other................     77,865          --               --              --            --          77,865
                          ---------    --------          -------        --------      --------       ---------
   Total net revenues...    345,759          --            5,569          35,671            --         386,999
Operating expenses:
  Costs of operations:
   Site rental and
    broadcast
    transmission........    114,436          --            7,948           7,207 (e)        --         129,591
   Network services and
    other...............     42,312          --               --              --            --          42,312
  General and
   administrative.......     43,823          --               --          10,878 (f)        --          54,701
  Corporate
   development..........      5,403          --               --              --            --           5,403
  Restructuring
   charges..............      5,645          --               --              --            --           5,645
  Non-cash compensation
   charges..............      2,173          --               --              --            --           2,173
  Depreciation and
   amortization.........    130,106          --            5,532          27,887 (g)        --         163,525
                          ---------    --------          -------        --------      --------       ---------
                            343,898          --           13,480          45,972            --         403,350
                          ---------    --------          -------        --------      --------       ---------
Operating income
 (loss).................      1,861          --           (7,911)        (10,301)           --         (16,351)
Other income (expense):
  Interest and other
   income (expense).....     17,731          --               --              --            --          17,731
  Interest expense and
   amortization of
   deferred financing
   costs................   (110,908)    (36,947)(a)           --          (4,428)(h)   (47,250)(j)    (199,533)
                          ---------    --------          -------        --------      --------       ---------
Income (loss) before
 income taxes, minority
 interests and
 cumulative effect of
 change in accounting
 principle..............    (91,316)    (36,947)          (7,911)        (14,729)      (47,250)       (198,153)
Provision for income
 taxes..................       (275)         --               --              --            --            (275)
Minority interests......     (2,756)         --               --           1,224 (i)        --          (1,532)
                          ---------    --------          -------        --------      --------       ---------
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............    (94,347)    (36,947)          (7,911)        (13,505)      (47,250)       (199,960)
Cumulative effect of
 change in accounting
 principle for costs of
 start-up activities....     (2,414)         --               --              --            --          (2,414)
                          ---------    --------          -------        --------      --------       ---------
Net income (loss).......    (96,761)    (36,947)          (7,911)        (13,505)      (47,250)       (202,374)
Dividends on preferred
 stock..................    (28,881)    (14,916)(b)           --              --            --         (43,797)
                          ---------    --------          -------        --------      --------       ---------
Net income (loss) after
 deduction of dividends
 on preferred stock.....  $(125,642)   $(51,863)         $(7,911)       $(13,505)     $(47,250)      $(246,171)
                          =========    ========          =======        ========      ========       =========
Per common share--basic
 and diluted:
Loss before cumulative
 effect of change in
 accounting principle...  $   (0.94)                                                                 $   (1.54)
Cumulative effect of
 change in accounting
 principle..............      (0.02)                                                                     (0.02)
                          ---------                                                                  ---------
Net loss................  $   (0.96)                                                                 $   (1.56)
                          =========                                                                  =========
Common shares
 outstanding--basic and
 diluted (in
 thousands).............    131,466                                                                    158,016
                          =========                                                                  =========

     See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                   Operations

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       Three Months Ended March 31, 2000
                (Dollars in thousands, except per share amounts)

                                                                       Pro
                                                                      Forma
                                                      Adjustments    for 2000
                                           Historical  for 2000        Term
                                              CCIC    Term Loans      Loans
                                           ---------- -----------    --------
Net revenues:
  Site rental and broadcast transmission..  $ 93,741   $    --       $ 93,741
  Network services and other..............    30,503        --         30,503
                                            --------   --------      --------
    Total net revenues....................   124,244        --        124,244
                                            --------   --------      --------
Operating expenses:
  Costs of operations:
    Site rental and broadcast
     transmission.........................    40,287        --         40,287
    Network services and other............    15,901        --         15,901
  General and administrative..............    14,853        --         14,853
  Corporate development...................     2,071        --          2,071
  Non-cash compensation charges...........       461        --            461
  Depreciation and amortization...........    45,122        --         45,122
                                            --------   --------      --------
                                             118,695        --        118,695
                                            --------   --------      --------
Operating income (loss)...................     5,549        --          5,549
Other income (expense):
  Interest and other income (expense).....     5,704        --          5,704
  Interest expense and amortization of
   deferred financing costs...............   (41,761)   (12,907)(j)   (54,668)
                                            --------   --------      --------
Income (loss) before income taxes,
 minority interests and extraordinary
 item.....................................   (30,508)   (12,907)      (43,415)
Provision for income taxes................       (11)       --            (11)
Minority interests........................    (1,541)       --         (1,541)
                                            --------   --------      --------
Income (loss) before extraordinary item...   (32,060)   (12,907)      (44,967)
Extraordinary item--loss on early
 extinguishment of debt...................    (1,495)       --         (1,495)
                                            --------   --------      --------
Net income (loss).........................   (33,555)   (12,907)      (46,462)
Dividends on preferred stock..............   (11,493)       --        (11,493)
                                            --------   --------      --------
Net income (loss) after deduction of
 dividends on preferred stock.............  $(45,048)  $(12,907)     $(57,955)
                                            --------   --------      --------
Per common share--basic and diluted:
Loss before extraordinary item............  $  (0.27)                $  (0.36)
Extraordinary item........................     (0.01)                   (0.01)
                                            --------                 --------
Net loss..................................    $(0.28)                $  (0.37)
                                            ========                 ========
Common shares outstanding--basic and
 diluted (in thousands)...................   158,566                  158,566
                                            ========                 ========

     See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                   Operations

  Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations
                             (Dollars in thousands)

(a) Reflects:
  (1) increase in interest expense as a result of the issuance of the notes in the 1999 debt offerings of $36,132; and
  (2) amortization of deferred financing costs related to the notes issued in the 1999 debt offerings of $815.
(b) Reflects the increase in dividends attributable to the issuance of the convertible preferred stock.
(c) Reflects:
  (1) the historical results of operations of the tower operations contributed to the Bell Atlantic joint venture, comprising net revenues, costs of operations and depreciation and amortization of $3,705, $5,359 and $1,899, respectively; and
  (2) the historical results of operations of the tower operations acquired in the Powertel acquisition, comprising net revenues, costs of operations and depreciation and amortization of $1,864, $2,589 and $3,633, respectively.
(d) Reflects:
  (1) additional revenues to be recognized by the Bell Atlantic joint venture under the global lease and the formation agreement of $8,092;
  (2) additional revenues to be recognized by CCIC in connection with the BellSouth transaction for the sublease of tower space by BellSouth, including $16,842 in revenues to be received from BellSouth and $4,552 in revenues to be received from other tenants; and
  (3) additional revenues to be recognized by CCIC in connection with the Powertel acquisition under the master site agreements of $6,185.
(e) Reflects additional costs to be incurred for ground rents in connection with the BellSouth agreement.
(f) We expect that the Bell Atlantic joint venture will incur incremental operating expenses as a stand-alone entity. Such incremental expenses are estimated to amount to approximately $1,313 for the year ended December 31, 1999. In addition, we expect that we will incur incremental operating expenses as a result of the BellSouth transaction and the Powertel acquisition. Such incremental expenses are estimated to amount to approximately $9,565 for the year ended December 31, 1999. These incremental operating expenses are based on management's best estimates rather than any contractual obligations.
(g) Reflects the incremental depreciation of property and equipment as a result of:
  (1) the Bell Atlantic joint venture for $6,222;
  (2) the BellSouth transaction for $19,282; and
  (3) the Powertel acquisition for $2,383.
  Property and equipment is being depreciated over twenty years.
(h) Reflects additional interest expense attributable to borrowings under the credit facility entered into by the Bell Atlantic joint venture. Such borrowings were initially estimated to incur interest at a rate of 9.25% per annum.
(i) Reflects the minority partner's 38.5% interest in the Bell Atlantic joint venture's operations.
(j) Reflects:
  (1) increase in interest expense as a result of borrowings under the term loans of $46,875 for the year ended December 31, 1999 and $12,813 for the three months ended March 31, 2000; and
  (2) amortization of deferred financing costs related to the term loans of $375 for the year ended December 31, 1999 and $94 for the three months ended March 31, 2000.
  Borrowings under the term loans were initially incurring interest at a rate of 10.06% per annum, with such interest rate increasing on a periodic basis.

   The following tables summarize the unaudited pro forma results of operations for the restricted group under our high yield debt instruments. Such information is not intended as an alternative measure of the operating results as would be determined in accordance with generally accepted accounting principles.

                                         Year Ended  December 31, 1999
                                 ----------------------------------------------
                                                               Restricted Group
                                    Pro Forma                     Pro Forma
                                     for 1999     Exclusion of     for 1999
                                 Transactions and Unrestricted Transactions and
                                 2000 Term Loans  Subsidiaries 2000 Term Loans
                                 ---------------- ------------ ----------------
Net revenues:
  Site rental and broadcast
   transmission.................    $ 309,134      $(221,398)     $  87,736
  Network services and other....       77,865        (31,981)        45,884
                                    ---------      ---------      ---------
    Total net revenues..........      386,999       (253,379)       133,620
                                    ---------      ---------      ---------
Operating expenses:
  Costs of operations:
    Site rental and broadcast
     transmission...............      129,591        (99,095)        30,496
    Network services and other..       42,312        (20,275)        22,037
  General and administrative....       54,701        (12,084)        42,617
  Corporate development.........        5,403           (819)         4,584
  Restructuring charges.........        5,645            --           5,645
  Non-cash compensation
   charges......................        2,173           (769)         1,404
  Depreciation and
   amortization.................      163,525        (95,873)        67,652
                                    ---------      ---------      ---------
                                      403,350       (228,915)       174,435
                                    ---------      ---------      ---------
Operating income (loss).........      (16,351)       (24,464)       (40,815)
Other income (expense):
  Interest and other income
   (expense)....................       17,731         (7,797)         9,934
  Interest expense and
   amortization of deferred
   financing costs..............     (199,533)        44,995       (154,538)
                                    ---------      ---------      ---------
Income (loss) before income
 taxes, minority interests and
 cumulative effect of change in
 accounting principle...........     (198,153)        12,734       (185,419)
Provision for income taxes......         (275)           --            (275)
Minority interests..............       (1,532)         1,532             --
                                    ---------      ---------      ---------
Income (loss) before cumulative
 effect of change in accounting
 principle......................     (199,960)        14,266       (185,694)
Cumulative effect of change in
 accounting principle for costs
 of start-up activities.........       (2,414)           --          (2,414)
                                    ---------      ---------      ---------
Net income (loss)...............     (202,374)        14,266       (188,108)
Dividends on preferred stock....      (43,797)           --         (43,797)
                                    ---------      ---------      ---------
Net income (loss) after
 deduction of dividends on
 preferred stock................    $(246,171)     $  14,266      $(231,905)
                                    =========      =========      =========

                                          Three Months Ended  March 31, 2000
                                       ----------------------------------------
                                                               Restricted Group
                                       Pro Forma  Exclusion of    Pro Forma
                                        for 2000  Unrestricted     for 2000
                                       Term Loans Subsidiaries    Term Loans
                                       ---------- ------------ ----------------
Net revenues:
  Site rental and broadcast
   transmission......................   $ 93,741    $(62,371)      $ 31,370
  Network services and other.........     30,503     (12,414)        18,089
                                        --------    --------       --------
    Total net revenues...............    124,244     (74,785)        49,459
                                        --------    --------       --------
Operating expenses:
  Costs of operations:
    Site rental and broadcast
     transmission....................     40,287     (28,622)        11,665
    Network services and other.......     15,901      (8,134)         7,767
  General and administrative.........     14,853      (2,823)        12,030
  Corporate development..............      2,071        (285)         1,786
  Non-cash compensation charges......        461         (54)           407
  Depreciation and amortization......     45,122     (23,672)        21,450
                                        --------    --------       --------
                                         118,695     (63,590)        55,105
                                        --------    --------       --------
Operating income (loss)..............      5,549     (11,195)        (5,646)
Other income (expense):
  Interest and other income
   (expense).........................      5,704        (656)         5,048
  Interest expense and amortization
   of deferred financing costs.......    (54,668)     12,661        (42,007)
                                        --------    --------       --------
Income (loss) before income taxes,
 minority interests and extraordinary
 item................................    (43,415)        810        (42,605)
Provision for income taxes...........        (11)        --             (11)
Minority interests...................     (1,541)      1,441           (100)
                                        --------    --------       --------
Income (loss) before extraordinary
 item................................    (44,967)      2,251        (42,716)
Extraordinary item--loss on early
 extinguishment of debt..............     (1,495)        --          (1,495)
                                        --------    --------       --------
Net income (loss)....................    (46,462)      2,251        (44,211)
Dividends on preferred stock.........    (11,493)        --         (11,493)
                                        --------    --------       --------
Net income (loss) after deduction of
 dividends on preferred stock........   $(57,955)   $  2,251       $(55,704)
                                        ========    ========       ========

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              As of March 31, 2000
                             (Dollars in thousands)

                                                       Adjustments   Pro Forma
                                            Historical  for 2000      for 2000
                                               CCIC    Term Loans    Term Loans
                                            ---------- -----------   ----------
Assets:
Current assets:
  Cash and cash equivalents...............  $  509,505  $395,875(a)  $  905,380
  Receivables.............................      88,041       --          88,041
  Inventories.............................      24,948       --          24,948
  Prepaid expenses and other current
   assets.................................      12,897       --          12,897
                                            ----------  --------     ----------
    Total current assets..................     635,391   395,875      1,031,266
Property and equipment, net...............   2,851,855       --       2,851,855
Escrow deposit for acquisition............      50,000       --          50,000
Goodwill and other intangible assets,
 net......................................     595,166       --         595,166
Deferred financing costs and other assets,
 net......................................      80,100     4,125(b)      84,225
                                            ----------  --------     ----------
                                            $4,212,512  $400,000     $4,612,512
                                            ==========  ========     ==========
Liabilities and Stockholders' Equity:
Current liabilities:
  Accounts payable........................  $   43,640  $    --      $   43,640
  Other current liabilities...............      99,824       --          99,824
  Long-term debt, current maturities......         --        --             --
                                            ----------  --------     ----------
    Total current liabilities.............     143,464       --         143,464
Long-term debt............................   1,892,566   400,000(c)   2,292,566
Other liabilities.........................      75,250       --          75,250
                                            ----------  --------     ----------
    Total liabilities.....................   2,111,280   400,000      2,511,280
                                            ----------  --------     ----------
Minority interests........................      74,529       --          74,529
Redeemable preferred stock................     430,291       --         430,291
Stockholders' equity......................   1,596,412       --       1,596,412
                                            ----------  --------     ----------
                                            $4,212,512  $400,000     $4,612,512
                                            ==========  ========     ==========


     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

       Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
                             (Dollars in thousands)

(a) Reflects the following adjustments to cash and cash equivalents:

   (1) Increase resulting from borrowings under the term loans...... $400,000
   (2) Decrease resulting from the payment of fees and expenses
       related to the term loans....................................   (4,125)
                                                                     --------
     Total adjustments to cash and cash equivalents................. $395,875
                                                                     ========
(b) Reflects deferred financing costs resulting from the payment of fees and expenses related to the term loans.

(c) Reflects the increase resulting from borrowings under the term loans.

   The following table summarizes the adjustments for the 2000 term loans, with increases to liabilities balances shown as negative amounts:

                                             Adjustment Reference
                                             ----------------------
                                             (a)(1),(c)  (a)(2),(b)   Total
                                             ----------  ---------- ---------
   Cash and cash equivalents................ $ 400,000    $(4,125)  $ 395,875
   Deferred financing costs and other
    assets, net.............................        --      4,125       4,125
   Long-term debt...........................  (400,000)        --    (400,000)
                                             ---------    -------   ---------
                                             $      --    $    --   $      --
                                             =========    =======   =========

   The following table summarizes the unaudited pro forma balance sheet for the restricted group under our high yield debt instruments. Such information is not intended as an alternative measure of financial position as determined in accordance with generally accepted accounting principles.

                                                   As of March 31, 2000
                                            -----------------------------------
                                                                     Restricted
                                                                       Group
                                            Pro Forma  Exclusion of  Pro Forma
                                             for 2000  Unrestricted   for 2000
                                            Term Loans Subsidiaries  Term Loans
                                            ---------- ------------  ----------
Assets:
Current assets:
  Cash and cash equivalents...............  $  905,380 $   (34,498)  $  870,882
  Receivables.............................      88,041     (39,877)      48,164
  Inventories.............................      24,948     (15,489)       9,459
  Prepaid expenses and other current
   assets.................................      12,897      (9,272)       3,625
                                            ---------- -----------   ----------
    Total current assets..................   1,031,266     (99,136)     932,130
Property and equipment, net...............   2,851,855  (1,144,906)   1,706,949
Escrow deposit for acquisition............      50,000          --       50,000
Investments in Unrestricted Subsidiaries..          --     999,931      999,931
Goodwill and other intangible assets,
 net......................................     595,166    (460,598)     134,568
Deferred financing costs and other assets,
 net......................................      84,225     (11,574)      72,651
                                            ---------- -----------   ----------
                                            $4,612,512 $  (716,283)  $3,896,229
                                            ========== ===========   ==========
Liabilities and Stockholders' Equity:
Current liabilities:
  Accounts payable........................  $   43,640 $   (19,725)  $   23,915
  Other current liabilities...............      99,824     (66,054)      33,770
  Long-term debt, current maturities......          --          --           --
                                            ---------- -----------   ----------
    Total current liabilities.............     143,464     (85,779)      57,685
Long-term debt............................   2,292,566    (504,874)   1,787,692
Other liabilities.........................      75,250     (69,490)       5,760
                                            ---------- -----------   ----------
    Total liabilities.....................   2,511,280    (660,143)   1,851,137
                                            ---------- -----------   ----------
Minority interests........................      74,529     (56,140)      18,389
Redeemable preferred stock................     430,291          --      430,291
Stockholders' equity......................   1,596,412          --    1,596,412
                                            ---------- -----------   ----------
                                            $4,612,512 $  (716,283)  $3,896,229
                                            ========== ===========   ==========